Exhibit 99.2

Navios Maritime Holdings Inc. Receives Continued Listing Standards Notice from NYSE

MONACO, Feb. 23, 2016 (GLOBE NEWSWIRE) – Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) announced today that on February 16, 2016, the Company was notified by the New York Stock Exchange, Inc. (“NYSE”) that it is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Company’s common stock over a consecutive 30 trading-day period was less than $1.00 per share. The NYSE’s notification has no impact on the Company’s business operations.

The Company will respond to the NYSE to confirm its intent to cure this deficiency within the prescribed timeframe set out in the NYSE’s Listed Company Manual. During this time, the Company’s common stock will continue to be listed and trade on the NYSE. The NYSE’s notification does not affect the Company’s Securities and Exchange Commission reporting requirements.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to regain compliance with the NYSE’s continued listing standards. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Source: Navios Maritime Holdings Inc.